UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SoundThinking, Inc.

(Name of Subject Company)

SoundThinking, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

82536T107

(CUSIP Number of Class of Securities)

Ralph A. Clark

President and Chief Executive Officer

SoundThinking, Inc.

39300 Civic Center Drive, Suite 300

Fremont, California 94538

(510) 794-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

John-Paul Motley

Steve Tonsfeldt

William Sorabella

Cooley LLP

350 South Grand Avenue, Suite 3200

Los Angeles, CA 90071

(213) 561-3250

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C relates solely to the below listed preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Transom Signal AcquireCo, LLC (“Parent”), a Delaware limited liability company and Transom Signal MergerSub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), to acquire all of the issued and outstanding shares of common stock, par value $0.005 per share, of SoundThinking, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of September 28, 2026, by and among the Company, Parent and Merger Sub. Upon the consummation of the Offer, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

•

Exhibit 99.1: Joint Press Release issued by Parent and the Company, dated September 29, 2026 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on September 29, 2026).

•	Exhibit 99.2: Email from Ralph A. Clark, President and Chief Executive Officer of the Company, sent to employees, dated September 29, 2026.

•	Exhibit 99.3: Employee FAQ, dated September 29, 2026.

•	Exhibit 99.4: Social Media Posts, dated September 29, 2026.

•	Exhibit 99.5: Customer Letter, dated September 29, 2026.

•	Exhibit 99.6: Employee Town Hall, dated September 29, 2026.

Additional Information and Where to Find It

In connection with the proposed transaction, Parent and Merger Sub will commence a tender offer for all of the outstanding shares of common stock of the Company. The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Transom intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain a free copy of these materials and other documents filed by the Company and Transom with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investor Relations” section of the Company’s website at ir.soundthinking.com.

INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE PROPOSED TRANSACTION THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements that refer to the transaction positioning the Company’s business for the future and enabling the Company to operate with greater flexibility as a private company; and statements regarding the structure, timing, and completion of the proposed transaction between Transom and the

Company. Forward-looking statements often address expected future business and financial performance and often contain words such as “expect,” “anticipate,” “should,” “believe,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “could,” “intend” and similar expressions. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control and are not guarantees of future results. These forward-looking statements are based on the beliefs and assumptions of management at the time that these statements were prepared and are inherently uncertain. Such statements, events or results may not accurately indicate the timing of, or the date by which, such events or results will be consummated or achieved, if at all. These statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in these statements. You should not place undue reliance on these forward-looking statements. Such risks, uncertainties and contingencies include, among others: (i) the satisfaction or waiver of closing conditions to the potential transaction in the anticipated timeframe or at all; (ii) uncertainty as to how many of the Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; (iii) the expected timing of the potential transaction; (iv) the possibility that competing offers will be made; (v) the effect of the announcement of the potential transaction on the Company’s business relationships, including with partners, customers and employees; (vi) the magnitude of transaction-related costs associated with the potential transaction and the possibility that anticipated synergies and other anticipated benefits of the potential transaction will not be realized in the amounts expected, within the expected timeframe or at all; (vii) the risk of litigation and/or regulatory actions related to the proposed transaction; (viii) the risk that milestones under the contingent value rights will not be reached and that payments under the contingent value rights will not be made; (ix) the risk that the Company’s stock price may fluctuate during the pendency of the transaction; (x) the response of competitors and other market participants to the potential transaction; (xi) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (xii) the diversion of the Company’s or Transom’s respective management’s time and attention from ongoing business operations and opportunities; (xiii) difficulties or unanticipated expenses in connection with integrating the parties’ operations, products and employees; (xiv) the expected tax treatment of the potential transaction; (xv) the impact of global macroeconomic conditions on the Company’s business; and (xvi) other circumstances beyond the Company’s and Transom’s control, including those included elsewhere in the Company’s periodic filings with the SEC. There can be no assurance that the potential transaction described above will in fact be consummated in the manner described or at all. Stockholders, investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary from those stated in forward-looking statements, please see the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other SEC filings. These forward-looking statements are made as of the date of this communication and are based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Except as required by applicable law, neither the Company nor Transom undertakes any duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.